SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

Gannett Co., Inc.
(Name of Issuer)

Common Stock (Title of Class of Securities)

36472T109 (CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 36472T109	Page 1

1	NAMES OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,449,581*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,449,581*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,449,581*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

 * Solely in its capacity as the Class A Member of FIG LLC in respect of 4,797,770 shares of Common Stock.

**	All percentages of Common Stock (as defined below) outstanding contained herein are based on 127,022,568 shares of Common Stock outstanding as of November 20, 2019.

CUSIP No.: 36472T109	Page 2

1	NAMES OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,449,581*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,449,581*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,449,581*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Solely in its capacity as the general partner of Fortress Operating Entity I LP.

CUSIP No.: 36472T109	Page 3

1	NAMES OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,449,581
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,449,581
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,449,581
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

 * Solely in its capacity as the holder of all issued and outstanding shares of FIG Corp.

Item 1. Security and the Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Gannett Co., Inc. (formerly known as New Media Investment Group Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7950 Jones Branch Drive, McLean, Virginia 22107.

Item 2. Identity and Background.

(a)
(i)
Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is the sole owner of FIG LLC, a Delaware limited liability company, which indirectly controls certain investment funds that are managed or advised by affiliates of FIG LLC.

(ii)	FIG Corp., a Delaware corporation, is the general partner of FOE I.
(iii)	Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), is the sole owner of FIG Corp.
FOE I, FIG Corp. and Fortress are collectively referred to herein as the “Reporting Persons.”

(b)          The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(c)          The principal business of each of the Reporting Persons is making securities, real estate and other asset-based investments. Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference.

(d)           None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f)          Except as otherwise designated on Annex A, each of the Covered Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

FIG LLC acquired 74,870 shares of Common Stock as a distribution in connection with the reorganization of GateHouse Media Inc., a subsidiary of the Issuer, in 2013.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons hold the securities of the Issuer for investment purposes.

Amended Management Agreement

In connection with the execution of the Merger Agreement (as described in the Issuer’s Current Report on Form 8-K filed with the SEC on November 20, 2019), the Issuer entered into the Amended and Restated Management and Advisory Agreement (the “Amended Management Agreement”) with FIG LLC, pursuant to which FIG LLC manages the assets and the day-to-day operations of the Issuer. Pursuant to the terms of the Amended Management Agreement, upon the closing of the transactions contemplated by the Merger Agreement on November 19, 2019, the Issuer issued to FIG LLC 4,205,607 shares of Common Stock. FIG LLC is restricted from selling these shares until the expiration of the Amended Management Agreement, or otherwise upon a change in control and certain other extraordinary events. The Issuer also granted FIG LLC options to acquire 3,163,264 shares of Common Stock. These options have an exercise price of $15.50 per share and become exercisable upon the first trading day immediately following the first 20 consecutive trading day period in which the closing price of the Common Stock (on its principal U.S. national securities exchange) is at or above $20 per share (subject to adjustment), and also upon a change in control and certain other extraordinary events.

Other than as described above, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex A currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The foregoing description of the Amended Management Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Amended Management Agreement, a copy of which was attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2019, and is incorporated herein by reference.

Registration Rights

On November 19, 2019, and in connection with the closing of the Merger Agreement, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) that provides FIG LLC with customary registration rights, including “demand” and “piggyback” registration rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities that may arise under the Securities Exchange Act of 1934.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Registration Rights Agreement, a copy of which was attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 20, 2019, and is incorporated herein by reference.

Warrant Agreement

On January 15, 2014, the Issuer entered into an Amended and Restated Warrant Agreement (the “Warrant Agreement”) with American Stock Transfer & Trust Company, LLC, a New York limited liability company.  Warrants issued under the Warrant Agreement are exercisable for Common Stock at any time until November 26, 2023, at an exercise price of $46.35.  The warrants expire on November 26, 2023 and contain customary anti-dilution rights.  In connection with the Warrant Agreement, certain investment funds that are managed or advised by affiliates of FIG LLC received 517,293 warrants for Common Stock.

The foregoing description of the Warrant Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Warrant Agreement, a copy of which was attached as Exhibit 10.37 to the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-192736), filed with the SEC on January 28, 2014, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 4 is incorporated by reference in its entirety into this Item 5.

(a) and (b)

All percentages of Common Stock outstanding contained herein are based on 127,022,568 shares of Common Stock outstanding as of November 20, 2019, including 3,284,104 shares of Common Stock the beneficial ownership of which may be acquired by the Reporting Persons upon the exercise of 2,766,811 options and 517,293 warrants within 60 days of the date hereof.

FOE I may be deemed to beneficially own and share the power to vote and dispose of 7,449,581 shares of Common Stock, which represents 5.7% of the Common Stock outstanding, including (i) 4,682,770 shares of Common Stock directly held by FIG LLC, (ii) 2,766,811 shares of Common Stock that FOE I may acquire by exercising options to purchase Common Stock within 60 days and (iii) 517,293 warrants directly held by certain funds that are managed or advised by affiliates of FIG LLC.

Each of the other Reporting Persons may also be deemed to beneficially own and share the power to vote and dispose of the 7,449,581 shares of Common Stock beneficially owned by FOE I, by virtue of FIG Corp. being the general partner of FOE I and by virtue of Fortress’ ownership of all of the interests of FIG Corp.  In addition, as disclosed on Annex A, Randal A. Nardone and Wesley R. Edens, to the knowledge of the Reporting Persons based on reasonable inquiry, both directors and executive officers of FOE I and Fortress, may be deemed to beneficially own and share the power to vote and dispose of shares of Common Stock.

The information contained on the cover pages of this Schedule 13D excludes 3,301,264 shares of Common Stock that are not yet exercisable within 60 days of the date hereof, consisting of (i) 138,000 shares of Common Stock underlying options held directly by FOE I and (ii) 3,163,264 shares of Common Stock underlying options held directly by FIG LLC, as described in Item 4 of this Schedule 13D.

(c)          Except for the transactions pursuant to the agreements described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock of the Issuer.

(d)          No person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be filed as Exhibits.

99.1	Joint Filing Agreement, dated as of February 18, 2020, by and among Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC.

99.2
Amended and Restated Management and Advisory Agreement, dated as of August 5, 2019, by and between New Media Investment Group Inc. and FIG LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 6, 2019).

99.3
Registration Rights Agreement, dated as of November 19, 2019, by and among Gannett Co., Inc., FIG LLC and such other persons from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed November 20, 2019).

99.4
Amended and Restated Warrant Agreement, dated as of January 15, 2014 by and between New Media Investment Group Inc. and American Stock & Transfer Company, LLC (incorporated herein by reference to Exhibit 10.37 to the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-192736), filed January 28, 2014).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2020	FORTRESS OPERATING ENTITY I LP

By: FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: February 18, 2020	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: February 18, 2020	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

ANNEX A

Directors and Officers of Fortress Investment Group LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens*	Principal, Co-Chief Executive Officer and Class A Director
Peter L. Briger, Jr.	Principal, Co-Chief Executive Officer and Class A Director
Randal A. Nardone**	Principal and Class A Director
George W. Wellde Jr.	Class A Director
Michael G. Rantz	Class A Director
Jane Dietze	Class A Director
Hani Barhoush	Class A Director
Michael Morell	Class A Director and Security Director
Marcelo Claure	Chairman of the Board and Class B Director
Yoshimitsu Goto (citizen of Japan)	Class B Director
Rajeev Misra (citizen of the United Kingdom)	Class B Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

Directors and Officers of FIG Corp.:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens*	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone**	Chief Executive Officer, Principal and Director
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
David N. Brooks	Secretary, Vice President and General Counsel
Daniel Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Operating Entity I LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
FIG Corp.	General Partner of Fortress Operating Entity I LP

*Mr. Edens may be deemed to beneficially own and share the power to vote and dispose of 354,993 shares of Common Stock, including: (i) 293,015 shares held by him directly; (ii) 47,200 shares held by a trust for which Mr. Edens serves as investment trustee; (iii) 7,219 shares held by a charitable trust for which Mr. Edens serves as trustee; (iv) 7,219 shares held by a chartitable trust for which Mr. Edens’ spouse serves as trustee; (v) 335 shares held by Mr. Edens’ spouse directly; and (vi) 5 warrants held by Mr. Edens’ children.

**Mr. Nardone may be deemed to beneficially own and share the power to vote and dispose of 234,253 shares of Common Stock, including: (i) 103,012 shares of Common Stock held directly by him; (ii) 360 shares held by a foundation for which Mr. Nardone serves as President; (iii) 171 shares owned by Mr. Nardone’s child; (iv) 109,700 shares held by a trust for which Mr. Nardone serves as investment trustee; (v) 20,986 warrants held by Mr. Nardone directly; and (vi) 24 warrants owned by Mr. Nardone’s child.